Filed by Cantor Equity Partners II, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Cantor Equity Partners II, Inc.

Commission File No. 001-42630

Securitize Holdings, Inc.

Date: October 31, 2025

As previously disclosed, on October 27, 2025, Cantor Equity Partners II, Inc. (“CEPT”), a Cayman Islands exempted company, and Securitize, Inc., a Delaware corporation (“Securitize”), entered into a Business Combination Agreement (the “Business Combination Agreement”), with Securitize Holdings, Inc., a Delaware corporation (“Pubco”), Pinecrest Merger Sub, a Cayman Islands exempted company (“CEPT Merger Sub”) and Senna Merger Sub, Inc., a Delaware corporation (“Securitize Merger Sub”).

On October 30, 2025, Securitize posted the following through X:

On October 29, 2025, Carlos Domingo, the CEO of Securitize, held an interview with Yahoo Finance. A copy of the transcript is below (and can be viewed at https://www.youtube.com/watch?v=ybFzBcDkYMU):

Julie: Tokenization platform Securitize is the first company of its kind to go public via a SPAC deal with Cantor Fitzgerald Equity Partners II in a deal worth $1.25 billion dollars. So, let’s talk more about tokenization and what value it provides to companies and their investors. Carlos Domingo, Securitize founder and CEO, is joining me here in the studio. Carlos, thanks for being here.

Carlos: Thanks for having me.

Julie: So, we’ve talked for a while. So, congrats first of all on this deal to go public. Um, and Securitize and tokenization has really become a buzzword since we started talking…

Carlos: … true.

Julie: I think a couple of years ago. It’s really gained a lot of speed.

Carlos: … everyone talks about it now.

Julie: Yeah, exactly. Um so I want to talk a little bit about the sort of concept of tokenization first and the value that it brings. We are seeing more of an interest in tokenizing a broader swath of assets right and I think most interestingly, or most recently, stocks being tokenized is something that has come into the conversation. What… why would I want to and how does it work? Why would I want to tokenize a stock?

Carlos: So look just to explain what tokenization is in… in layman terms. Um every transaction in capital markets whether it’s a stock, a bond, a fund, a redemption, an interest paid, whatever, a dividend, involves updating a ledger. So, somebody has to have a record of who owns what and how that transaction affects the ownership chains and also, you know, the money that you’ve, you know, used to pay for the transaction. So… so tokenization is nothing else but taking these securities and that are in antiquated ledger technologies siloed not connected to each other and put them on a modern public distributed ledger technology like a blockchain is to provide all these efficiencies. So why people want this? Well, it’s just… it’s going to, you know, democratize access to a lot of assets. It’s going to make the assets easier to move around. It’s going to make it them easier to borrow against them. It’s going to make it easier to, you know, receive dividends on time, etc. So ultimately this becomes like a better way of holding and… and trading the assets.

Julie: I guess what I’m confused about is why create a token twin of the asset rather than just securitizing the asset itself.

Carlos: That’s a very good question. So, what we do is we actually work with the issuers. So, when we issue a token, the token actually represents the security. There is no other copy of that security anywhere else. It’s not a twin. It’s the actual native representation. It’s just is represented on a different ledger, a blockchain with the entry on that ledger is called a token. So this not a twin. This is a native representation.

Julie: Well, but for example, if it’s a stock, it’s not the stock… you’re not owning the stock itself, or are you?

Carlos: You are, you are. Yeah, yeah. Of course. So, actually, most people don’t realize that when you, let’s say, buy stocks on Robinhood, they’re not under your name on the cap table. They’re actually under the central securities depository, you know, the clearing house. Uh, DTC has a company called CD&Co. that all the stocks are actually under their name. But you can actually request those stocks to be placed under your name through an entity called a transfer agent which every publicly traded company has. And then when you do that the… the transfer agent uses a blockchain as their ledger then that’s, you know, tokenization and you’re going to get a token. So, it’s actually a better mechanism. You’re actually really owning the stock—you really have rights, you can vote directly, you can you know receive the dividends immediately because they will know that you are a beneficial owner, etc., as opposed to holding the stocks in the traditional way.

Julie: Okay. So we’ve gone a little… a little weedy here, a little bit in the weeds, but ultimately do you expect that the whole U.S. stock market will be tokenized and will that, in effect, replace the ledger system at some point?

Carlos: So look, new technologies don’t necessarily completely displace old technologies, right? Like, you know, today everybody uses, you know, cloud and PCs and phones, etc., but some banks are… still have the main frames where they run their… their old systems, right? And they’ve never got rid of them. So, I do believe that you know the existing financial services industry as we know it will not be completely displaced maybe over time but a very, very, very, very long period of time but a new, you know, market that is based on blockchain rails that is more efficient, is faster, it’s cheaper, is easier to access will emerge in parallel and eventually, you know, over time it will be migrated over there.

Julie: What is the feedback loop from tokenization to the underlying asset? In other words, are there… is there a risk that disruptions in that market or moves in that market will create a feedback loop to the original asset?

Carlos: It does not, right? So the tokenization is simply that the token represents the ownership on the asset. So, whether the asset changes or not in price, it will happen irrespective of whether you have a token or you have another mechanism, right? So of course, today markets they actually, you know, have certain regulations around guaranteeing certain price for transactions and stuff like that. So when you create markets on chain you need to figure out how that… you’re going to provide the same guarantees. But besides that the token itself is not going to be disrupting anything as far as it continues trading according to existing regulations.

Julie: Where are you seeing the biggest demand for all of this?

Carlos: I mean look with one idea is that you know here in the U.S. we are very spoiled because we think that, you know, it’s very easy to access stocks and everybody has brokerage accounts and we have companies like Robinhood and others that have really democratized access to this. But as a European, in Europe, the same thing doesn’t happen. People don’t have access to brokerage accounts. They don’t necessarily, you know, transact on stocks frequently like people do here, etc., but they do it with crypto. So, there’s a- an argument. Sorry, I’ve been talking a lot the last two days. Yeah, there’s an argument that you can, you know, give access to non- US people in a more efficient way through tokenization than today with normal markets.

Julie: Interesting. Okay. So, there is that… that potential for it to… to be more of a use case elsewhere…

Carlos: … sorry.

Julie: When do you expect the… the SPAC combination to be complete? And I’m curious why you decide to go SPAC versus a traditional IPO process for example.

Carlos: Look that’s a good question. So we look at both options. We, in our case, we thought that a SPAC done right… the right way is a very good mechanism for a company of our size. And it also kind of like derisks the process and the… the outcome. We’ve already done it. We already announced the valuation. We already raised the PIPE. So that’s all done. And now we need to do the… the regulatory filing as opposed to a traditional IPO that we will have to do the regulatory work ahead and then go to the market maybe in Q1, Q2 next year. So with this process we’re done. We already have our partner. We already have the… the money in the bank. We already have the valuation set, and then you know as soon as the government opens and we can actually file with them… with the SEC a document called the S-4, which is the merger agreement between the two companies, Then, you know, they’ll take two or three months to review it hopefully and then we’ll go, you know, we’ll become publicly traded and replace the ticker of the SPAC with our ticker.

Julie: Okay, thanks so much for coming in. Appreciate it and good to see you.

Carlos: Thanks for having me.

On October 29, 2025, Carlos Domingo, the CEO of Securitize, held an interview with Bloomberg. A copy of the transcript is below (and can be viewed at: (https://www.youtube.com/watch?v=KJBJOQkwl2c):

Tim: Well it’s now official, Securitize is going public via SPAC with Canter Equity Partners, II. The deal values the company at a $1.25 billion pre-money equity value and it plans to tokenize its own equity. We also learned today that Securitize is launching a tokenized CLO fund. To discuss all of this and more let’s bring in Securitize CEO, Carlos Domingo. Carlos, good to see you. Why do CLOs need to be on the blockchain?

Carlos: Look, I think everything needs to be on the blockchain, right?

Tim: Really?

Carlos: The blockchain is a better ledger, and capital markets run on… on antiquated ledger technologies that are siloed or not connected.

Tim: So is everything not on the blockchain going to be on the blockchain?

Carlos: I think so. I think we are going to tokenize the world and everything that is on a ledger will upgrade to a better ledger technology and that’s what blockchain is.

Scarlet: So what does tokenization of CLOs do? Who does it serve most?

Carlos: So look. One of the most successful tokenized products are treasuries. Obviously we have the largest one with… with the build product from BlackRock. And if you think about where the market is heading, interest rates are coming down. So people are going to be looking for things that are of higher interest than treasuries, but still are safe and liquid and … and CLOs are kind of like the most adjacent thing. This is a AAA-rated CLO product.

Scarlet: So potential investors or existing investors?

Carlos: I think both. We are getting, you know, the $100 million seed allocation. This is going to be our seventh fund that has more than… tokenized fund with more than $100 million from growth which is part of the sky ecosystem, but they’re from Makerdao. It’s an existing investor, but they’re just putting additional money into this new product, so.

Tim: I want to dig into the idea of everything being tokenized. I mean, I think if we can have a theme for 2025, perhaps that would be it. I mean, Vlad Tenev talks about this and Robinhood putting private companies on the blockchain so people can have access to them. But, at the end of the day, there are these rules on who can invest in these sort of things. The idea is investor protection. And… and if we open those things up to people who may not be so, you know, so-called accredited investors, is that dangerous in some way?

Carlos: Actually, tokenization doesn’t change the rules, right? So, tokenization is just upgrading the ledger where the securities sit to make them easier to transact, consume, etc. But if a product is for accredited investors, it’s still only for accredited investors even if it’s tokenized or not. So, there is a misperception thinking that tokenization changes the regulations, and that’s actually not true. So I don’t think that there’s any additional risks on… on tokenization that on traditional, you know, capital markets rails. It is actually the opposite. You get more, you know, transparency, insurance about the ownership, etc., so.

Scarlet: Does tokenization matter as much to retail investors as it does to institutional investors?

Carlos: I think it matters a lot to retail because at the same, you know, any… any technology that, you know, makes things cheaper, easier, more accessible, you know, obviously pending regulatory framework, makes it easier to consume for retail people like, you know, large investors… they have armies of people who can deal with inefficiencies in markets that many people don’t have, so I think it is a great equalizer for accessing financial services products.

Tim: So if this is about the rails and about changing the rails and getting things that are not tokenized, tokenized, so then they are more easily accessible, things are faster and things settle more quickly, who ends up losing out here?

Carlos: That’s a very good question. I think the… the incumbents, the intermediaries that are sitting between those types of…

Tim: Who are they?

Carlos: Clearinghouses, central security depositories, transfer agents, we need to modernize. I think they’ll still be there, but in a modern version of them, you know, distributors like wealth management…

Tim: Give us some names.

Carlos: You want me to be provocative?

Tim: Yeah well, I just want… if you are thinking about a future like this, where do people not want to be?

Carlos: I think one of the… the things that probably disappears is the… the clearinghouses, right? Because the blockchain settles the trades, and the blockchain is the… the settlement ledger and therefore you don’t need an intermediary to settle trades.

Scarlet: Are we just going to hear the clearinghouses at some point say at some point say that they’re going to tokenize whatever’s in their inventory as well?

Carlos: Well, they are already saying it, but that doesn’t change anything, right? Because you know, tokenization is about changing the market structure to eliminate intermediaries. So if the existing intermediaries are just staying there as intermediaries but tokenization… tokenizing something, it doesn’t really create any improvements to the market structure.

Tim: Do most people not even notice? Let’s say we get to that world where everything is tokenized. Will the end-user not even notice?

Carlos: That’s a very good question, so I think that tokenization- tokenized finance will eventually become finance the same thing that internet companies are just companies today. So, I think that blockchains at some point, when they’re integrated on the endpoint of consumers, will just disappear behind the scenes as another infrastructure the same way that the internet- back in the day you might remember you had to like dial up and have a modem and all that stuff and today everything is connected to the internet and is transparent- so I do think blockchains will become completely transparent.

Scarlet: Can AI achieve the same efficiencies that tokenization claims to create?

Carlos: I think that these are complementary topics. They are not one replaces the other one. AI is about providing intelligence to the things. So, I think AI on top of tokenized assets could actually make, you know, trading strategies, etc., much more efficient, but it doesn’t necessarily mean you don’t need tokenization.

Tim: I think you’re making a clear and concise case about why you believe this needs to happen. What is preventing it from happening overnight?

Carlos: As we mentioned, you said, are they going to be transparent? Well, they’re not transparent today. Today, to consume tokenized assets or digital assets in general, you need to download a wallet or you need to have like private keys, you know, you need to be connected to a blockchain and maybe there is another blockchain that you need to breach like it’s a complicated user experience, which is great for early adopters, like most of the native digital people and the crypto people, but it hasn’t actually trickled down to the mainstream consumers because we need to make it easier to consume. More transparent and, you know, less roadblocks to do it.

Scarlet: Is there any asset or product that a financial firm sells or puts together that can’t be tokenized at this point?

Carlos: No, everything sits in ledgers, right? So, this is upgrading the underlying ledger technology. So everything can be tokenized.

Tim: They told me this years ago when, you know, we bought an apartment. This needed to happen, and then like the title person shows up and you’re like – why am I signing this piece of paper?

Scarlet: And then you wrote another check to the title person.

Tim: Yes, correct. And then six years later we, you know, sold and bought a new place, the same thing. Everything that was supposed to happen didn’t happen.

Scarlet: Your house did not get tokenized?

Tim: No. The title is not tokenized. The title’s like in a file somewhere.

Carlos: Well title is a very good example where existing regulations are so convoluted and they are like district by district, etc., I think that makes it very difficult. I think securities is easier to get tokenized because we have federal regulations and across the country, it’s the same thing. Title for real estate is a very complex topic.

Scarlet: The filing cabinet makers don’t want to…

Carlos: It should be digital. Everything is digital. Music is digital. Broadcasting is digital. Communications are digital. So why are finance not digital yet? This is like an unavoidable trend that is going to happen ultimately.

Scarlet: This is turning into a philosophical conversation. Carlos really appreciate you joining us. Carlos Domingo is Securitize’s CEO.

Carlos. Thanks for having me.

***

Additional Information and Where to Find It

Pubco and Securitize intend to file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (as may be amended, the “Registration Statement”), which will include a preliminary proxy statement of CEPT and a prospectus (the “Proxy Statement/Prospectus”) in connection with the business combination pursuant to the Business Combination Agreement (the “Business Combination”), the concurrent private placement of certain Class A ordinary shares of CEPT (the “PIPE”), and any related transactions (collectively with the Business Combination and the PIPE, the “Proposed Transactions”). The definitive proxy statement and other relevant documents will be mailed to shareholders of CEPT as of a record date to be established for voting on the Business Combination and other matters as described in the Proxy Statement/Prospectus. CEPT and/or Pubco will also file other documents regarding the Proposed Transactions with the SEC. This communication does not contain all of the information that should be considered concerning the Proposed Transactions and is not intended to form the basis of any investment decision or any other decision in respect of the Proposed Transactions. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF CEPT AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH CEPT’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE PROPOSED TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT CEPT, PUBCO, SECURITIZE AND THE PROPOSED TRANSACTIONS. Investors and security holders will also be able to obtain copies of the Registration Statement and the Proxy Statement/Prospectus and all other documents filed or that will be filed with the SEC by CEPT and Pubco, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: Cantor Equity Partners II, Inc., 110 East 59th Street, New York, NY 10022; e-mail: CantorEquityPartners@cantor.com, or upon written request to Securitize, Inc., via email at tom.murphy@securitize.io, respectively.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE PROPOSED TRANSACTIONS DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS COMMUNICATION. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

The Class A ordinary shares to be issued in the PIPE have not been registered under the Securities Act and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act.

Participants in the Solicitation

CEPT, Pubco, Securitize and their respective directors, executive officers, and certain of their shareholders and other members of management and employees may be deemed under SEC rules to be participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Transactions. A list of the names of such persons, and information regarding their interests in the Proposed Transactions and their ownership of CEPT’s securities are, or will be, contained in CEPT’s filings with the SEC, including CEPT’s prospectus filed on May 2, 2025. Additional information regarding the interests of the persons who may, under SEC rules, be deemed participants in the solicitation of proxies from CEPT’s shareholders in connection with the Proposed Transactions, including the names and interests of CEPT’s, Pubco’s and Securitize’s directors and executive officers, will be set forth in the Proxy Statement/Prospectus, which is expected to be filed by Pubco, Securitize and CEPT, as applicable, with the SEC. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication and the information contained herein are for informational purposes only and are not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Proposed Transactions and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of CEPT or Pubco, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Proposed Transactions involving Pubco, Securitize and CEPT, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding Pubco, Securitize, CEPT and the Proposed Transactions and statements regarding the anticipated benefits and timing of the completion of the Proposed Transactions, the assets held by Pubco and Securitize, Pubco’s listing on any securities exchange, the macro and political conditions surrounding digital assets, the planned business strategy, plans and use of proceeds, objectives of management for future operations of Pubco, pro forma ownership of Pubco, the upside potential and opportunity for investors, Pubco’s plan for value creation and strategic advantages, market size and growth opportunities, investor benefits, regulatory conditions, competitive position, technological and market trends, future financial condition and performance and expected financial impacts of the Proposed Transactions, the satisfaction of closing conditions to the Proposed Transactions and the level of redemptions of CEPT’s public shareholders, and Pubco’s and Securitize’s expectations, intentions, strategies, assumptions or beliefs about future events, results of operations or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication, including, but not limited to: the risk that the Proposed Transactions may not be completed in a timely manner or at all, which may adversely affect the price of CEPT’s securities; the risk that the Proposed Transactions may not be completed by CEPT’s business combination deadline; the failure by the parties to the Business Combination Agreement to satisfy the conditions to the consummation of the Business Combination, including the approval of CEPT’s shareholders, or the consummation of the PIPE; failure to realize the anticipated benefits of the Proposed Transactions; the level of redemptions of CEPT’s public shareholders which may reduce the public float of, reduce the liquidity of the trading market of, and/or maintain the quotation, listing, or trading of the Class A ordinary shares or the shares of common stock of Pubco; the lack of a third-party fairness opinion in determining whether or not to pursue the Business Combination; the failure of Pubco to obtain or maintain the listing of its securities on any securities exchange after closing of the Proposed Transactions; costs related to the Proposed Transactions and as a result of becoming a public company; changes in business, market, financial, political and regulatory conditions; risks relating to Pubco’s anticipated operations and business, including the highly volatile nature of the price of digital assets; risks related to increased competition in the industries in which Pubco will operate; risks relating to significant legal, commercial, regulatory and technical uncertainty regarding digital assets and tokenization; risks relating to the treatment of digital assets for U.S. and foreign tax purposes; risks that after consummation of the Proposed Transactions, Pubco experiences difficulties managing its growth and expanding operations; challenges in implementing Pubco’s business plan (including expanding and/or growing its advisory services business) due to operational challenges, significant competition and regulation; being considered to be a “shell company” by any stock exchange on which Pubco’s common stock will be listed or by the SEC, which may impact Pubco’s ability to list Pubco’s common stock and restrict reliance on certain rules or forms in connection with the offering, sale or resale of securities; the outcome of any potential legal proceedings that may be instituted against Pubco, Securitize, CEPT or others following announcement of the Proposed Transactions, and those risk factors discussed in documents that Pubco and/or CEPT filed, or that will be filed, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the final prospectus of CEPT dated as of May 1, 2025 and filed by CEPT with the SEC on May 2, 2025, CEPT’s Quarterly Reports on Form 10-Q, CEPT’s Annual Report on Form 10-K and the Registration Statement that will be filed by Pubco and Securitize and the Proxy Statement/Prospectus contained therein, and other documents filed by CEPT and Pubco from time to time with the SEC. These filings do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that CEPT, Securitize and Pubco do not presently know, or that CEPT, Securitize and Pubco currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of CEPT, Securitize or Pubco assumes any obligation and does not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of CEPT, Securitize or Pubco gives any assurance that any of CEPT, Securitize or Pubco will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by CEPT, Securitize or Pubco or any other person that the events or circumstances described in such statement are material.